Exhibit 99.2

NICE inContact Announces New Outcome-Oriented Innovations for
Customer Services

CXsuccess customer services for CXone partners with contact center leaders at every step of their journey for ongoing business value realization and long-term success

Salt Lake City, July 2, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced its latest innovations that bring outcome-oriented results, enhanced collaboration and continuous engagement with CXsuccess customer services for CXone customers. With CXsuccess customer services, NICE inContact delivers a suite of onboarding, implementation, education and technical consulting services for customers deployed on the CXone cloud platform.

When contact center leaders work with NICE inContact CXone, they gain access to CXsuccess customer services and can choose from a selection of flexible support packages, one that’s best suited for their contact center needs – no matter their size. CXsuccess customer services feature six monthly subscription packages with robust options that range from convenient self-service support to full-service, enterprise-class “white glove” support with onsite options for all customers.

With NICE inContact CXsuccess, contact center leaders have a partner for every step of their journey – from pre-sale through implementation and beyond – for ongoing business value realization and long-term success. Most CXsuccess packages include monthly hours with a designated Customer Success Advisor who proactively works with the contact center leader throughout their journey to help ensure that they realize value and continually achieve desired business results.

“Our innovative CXsuccess customer services program provides flexible solutions for specialized customer needs, no matter their size or unique situation. We work hand-in-hand with our customers to establish proactive, personalized, and collaborative relationships that are sustained throughout their journey,” said Paul Jarman, NICE inContact CEO. “Designated NICE inContact Customer Success Advisors are focused on not only getting customers up and running smoothly, but also on establishing an ongoing relationship to ensure they can best leverage our technology to meet their evolving business goals.”

NICE inContact CXsuccess Customer Services Drive Business and CX Outcomes
With CXsuccess customer services, NICE inContact enables contact center leaders with the right people, tools and technology at every step – for ongoing business value realization and long-term success.

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Outcome Oriented: Through CXsuccess customer services, NICE inContact helps customers on the CXone platform achieve their customer experience goals, maximize business benefits from their investment and accelerate their business objectives. Organizations who subscribe to CXsuccess monthly benefit from regular outcome-oriented business reviews and proactive collaboration with a designated Customer Success Advisor focused on driving continuous improvement. Through CXsuccess implementation services, contact centers leaders rely on assigned project resources to go live with confidence and gain continuity through transitions with designated advocacy – from pre-sale, through ongoing optimization.

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Team of Experts: CXone customers gain faster resolution with less effort via a single point-of-contact and enhanced cross-functional technical collaboration. CXsuccess offers simplified implementation processes with transition packages and automation tools for faster data collection. Contact center leaders can tap into the convenience and flexibility of optional on-site business requirements development and training – available globally via NICE inContact and their Certified Implementation Partners. All CXsuccess packages include access to global 24/7/365 omnichannel technical support (via preferred channel - phone, chat, electronic case) and access to an active online Customer Community (1000+ registered users) that features an enterprise-class knowledge base and enhanced self-service experience with consolidated support, provisioning and training resources. Priority call routing and priority case handling options are available.

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Proven Pathways, Prescriptive Options: Contact centers of all sizes – from small and medium-sized to growing enterprises – can find their right-sized engagement strategy from a menu of proven, prescriptive options. CXsuccess flexible onboarding is built around customer and business needs, making it is easy to personalize in order to drive successful adoption and team productivity. In addition to CXsuccess packages and tailored enablement, CXsuccess offers a wide selection of on-premises migration kits along with highly-customizable business use cases, scripting and integrations.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.